News Release
B2Gold Reports RecordFourth Quarter and 2012 Financial Results

Vancouver, March 28, 2013 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NSX: B2G) (“B2Gold” or the “Company”) reports its results from its operations for the fourth quarter and year ended December 31, 2012. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the fourth quarter and year end include:

2012 Fourth Quarter Results

•	Adjusted net earnings (1) of $17.6 million ($0.05 per share)
•	Cash flow from operations of $31.1 million ($0.08 per share)
•	Record gold revenue of $70.8 million
•	Record gold sales of 41,627 ounces
•	Record gold production of 44,324 ounces
•	Consolidated operating cash cost of $604 per ounce of gold
•	Cash and cash equivalents to $67.9 million at year end
•	Received mining permit for Otjikoto Project

2012 Twelve Month Results

•	Adjusted net earnings (1) of $79.6 million ($0.21 per share)
•	Record cash flow from operations of $114.4 million ($0.30 per share)
•	Record gold revenue of $259.1 million
•	Record gold sales of 155,008 ounces
•	Record gold production of 157,885 ounces
•	Consolidated operating cash cost of $587 per ounce of gold
•	Full year gold production and operating cash cost per ounce within guidance

Financial Results

B2Gold reported adjusted net earnings (1) for the quarter of $17.6 million ($0.05 per share) compared to $23.3 million ($0.07 per share) in the same period of 2011. Adjusted net income in the fourth quarter of 2012 was calculated by excluding non-cash share-based compensation expense of $2.9 million, the write-off of a mineral property option and exploration costs of $1.5 million, CGA Mining Limited (“CGA”) acquisition costs of $1.1 million, non-cash deferred income tax expense of $0.6 million, and foreign exchange losses of $0.6 million. The decrease in adjusted net income was mainly the result of higher Nicaraguan income taxes payable as La Libertad open pit mine (“La Libertad Mine”) is now fully taxable having used all of its previously available tax loss carry forwards.

(1)

Adjusted earnings is a non GAAP measure and consists of net earnings, adjusted to exclude deferred income taxes, stock based compensation, write off of mineral property option and exploration costs, CGA acquisition costs and foreign exchange gain/losses.

Cash flow from operating activities for the fourth quarter of 2012 was $31.1 million ($0.08 per share), compared to $35.4 million ($0.10 per share) in the fourth quarter of 2011. Cash flow from operations in the quarter was the second highest in the Company’s history (on an after tax basis), but was lower than in the fourth quarter of 2011, as a result of Nicaraguan income taxes payable. Current tax expense was $4.1 million higher in the fourth quarter of 2012, as the Company had used most of its non-capital loss carry forwards, relating to the Libertad Mine, in the fourth quarter of 2011 to significantly reduce its 2011 Nicaraguan taxable income.

With continued strong operating performance and strength in gold prices, the Company remained in a strong financial position with $67.9 million in cash as at December 31, 2012.

Adjusted net earnings (1) in 2012 was $79.6 million ($0.21 per share) compared to $80.5 million ($0.24 per share) in the same period of 2011. Adjusted net income was calculated by excluding non-cash share-based compensation expense of $16.6 million, non-cash deferred income tax expense of $7.5 million, write-off of mineral property option costs of $1.5 million, CGA acquisition costs of $1.6 million, and foreign exchange losses of $0.5 million. The decrease in adjusted net income was mainly due to $11.6 million in current tax expense, as described above.

For 2012, the Company generated (GAAP) net income of $51.9 million ($0.13 per share) compared to $56.3 million ($0.17 per share) in 2011.

Cash flow from operating activities before non-cash working capital changes increased to $114.4 million ($0.30 per share) in 2012 from $108.9 million ($0.32 per share) in the previous year. The increase reflects the Company’s strong operating performance from both the Libertad and Limon Mines and strength in gold prices, partially offset by higher Nicaraguan income taxes payable.

Gold Revenue

Gold revenue for the fourth quarter of 2012 was a record $70.8 million on sales of 41,627 ounces at an average price of $1,700 per ounce compared to $66.9 million on sales of 39,557 ounces at an average price of $1,691 per ounce in the 2011 fourth quarter.

In the fourth quarter, La Libertad Mine accounted for $50.6 million of gold revenue from the sale of 29,727 ounces while $20.2 million was contributed by the Limon Mine from the sale of 11,900 ounces.

Gold revenue for 2012 was a record $259.1 million on sales of 155,008 ounces at an average price of $1,671 per ounce compared to $225.4 million on sales of 144,013 ounces at an average price of $1,565 per ounce in 2011. La Libertad Mine accounted for $179.6 million of gold revenue from the sale of 107,398 ounces while $79.5 million was contributed by the Limon Mine from the sale of 47,610 ounces.

Liquidity and Capital Resources

The Company ended the year with cash and cash equivalents of $67.9 million compared to cash and cash equivalents of $73.2 million at the end of the third quarter of 2012 and $102.3 million at December 31, 2011. Working capital at the end of the year was $92.1 million compared to working capital of $106.9 million at the end of September 30, 2012 and $119.2 million at December 31, 2011.

Operations

The Company’s consolidated gold production during the fourth quarter of 2012 was a record 44,324 ounces of gold at an operating cash cost of $604 per ounce compared to 38,808 ounces produced over the same period last year at an operating cash cost of $542 per ounce.

The Company’s consolidated gold production during 2012 was 157,885 ounces, another annual record and within the Company’s 2012 guidance, at an operating cash cost of $587 per ounce, compared to 144,604 ounces produced over the same period last year at an operating cash cost of $527 per ounce.

The Company is projecting another record year for gold production in 2013, with consolidated production from La Libertad and Limon Mines in Nicaragua estimated to total approximately 185,000 to 195,000 ounces of gold at a cash operating cost of approximately $605 to $635 per ounce. With the completion of the B2Gold/CGA Transaction, the Company is projecting consolidated gold production in 2013 of approximately 385,000 ounces from the Libertad, Limon and Masbate mines.

Gold production is projected to increase in 2013 and 2014 due to the processing of higher grade ore from the Jabali deposit through the Libertad mill. The Company is projecting gold production to increase to approximately 385,000 ounces in 2013 and approximately 400,000 ounces in 2014. With the first full year of gold production from the Otjikoto project in Namibia scheduled for 2015, and increased production projected from the Libertad Mine, the Company is projecting 2015 gold production of 550,000 ounces, based on current assumptions. With the potential development of the Gramalote project (B2Gold 49%/AngloGold Ashanti Limited 51%) in Colombia, gold production could increase to over 700,000 ounces in 2017.

La Libertad Mine, Nicaragua (B2Gold 100%)

La Libertad Mine continued its excellent performance in the fourth quarter of 2012, producing a new quarterly record of 30,113 ounces of gold at an operating cash cost of $589 per ounce and a total cash cost of $626 per ounce from 512,603 tonnes of ore milled at an average grade of 1.94 grams per tonne (“g/t”) gold. This compares to the budget of 28,763 ounces at an operating cash cost of $564 per ounce.

Gold production in the fourth quarter was higher than budget mainly due to higher throughput tonnage and higher gold recoveries of 94.1% compared to budget of 90.4%. Gold recovery continues to outperform budget as the Company optimizes its plant processes. Ore during the quarter was sourced from the Crimea and Mojon pits (no spent ore was processed in the quarter). The Santa Maria Pit is in development and will start to produce ore in the first quarter of 2013. Mill throughput averaged 5,572 tonnes of ore per day for the quarter.

Per ounce operating cash costs for La Libertad Mine in the fourth quarter were slightly higher than budget mainly due to increases in the cost of labour, fuel, mining contractor and mill reagents, partially offset by higher than budgeted gold production.

During 2012, La Libertad Mine generated gold revenue of $179.6 million from the sale of 107,398 ounces at an average price of $1,672 per ounce, compared to $154.8 million from the sale of 98,797 ounces at an average price of $1,566 per ounce in the same period of 2011. Total gold production was 108,935 ounces at an operating cash cost of $529 per ounce and total cash cost of $564 per ounce from 2,041,415 tonnes of ore milled at an average grade of 1.80 g/t gold. This compares to the budget of 103,493 ounces at an operating cash cost of $557 per ounce. Gold production for the year was higher than budget as a result of higher gold grades (1.80 g/t gold versus budget of 1.77 g/t gold) and higher gold recoveries (92.5% compared to budget of 90.4%). Operating expenses were marginally higher than budget, however, due to increased gold production operating costs per ounce were lower than budget.

The Libertad Mine is projected to produce approximately 131,000 to 137,000 ounces of gold in 2013 at an operating cash cost of approximately $560 to $590 per ounce. Gold production for the first half of 2013 is estimated to total approximately 56,000 to 59,000 ounces of gold at a cash operating cost of approximately $620 to $650 per ounce and for the second half of 2013 approximately 75,000 to 78,000 ounces of gold at a cash operating cost of approximately $515 to $545 per ounce.

Limon Mine, Nicaragua (B2Gold 95%)

The Limon open pit and underground Mine (the “Limon Mine”) also had an outstanding quarter, achieving its highest quarterly output since B2Gold completed its business combination with Central Sun Mining Inc. in March 2009. The Limon Mine produced 14,211 ounces of gold during the fourth quarter of 2012 at an operating cash cost of $635 per ounce and a total cash cost of $723 per ounce from 107,034 tonnes of ore milled at an average grade of 4.53 g/t gold at a processed gold recovery of 91.4%. This compared to budget of 15,628 ounces of gold at an operating cash cost of $612 per ounce. Grade from surface operations was less than forecast as more development was required in the Veta Nueva Pit, and as a consequence production was less than budgeted.

During 2012 the Limon Mine recorded its most successful year in the past nine years, producing 48,950 ounces of gold, within 2012 guidance.

For the year of 2012, the Limon Mine generated gold revenue of $79.5 million from the sale of 47,610 ounces at an average price of $1,670 per ounce. The operating cash cost per ounce was $715 compared to budget of $701 per ounce.

The Limon Mine is projected to produce approximately 54,000 to 58,000 ounces of gold in 2013 at an operating cash cost of approximately $715 to $745 per ounce. Gold production for the first half of 2013 is estimated to total approximately 26,000 to 28,000 ounces of gold at a cash operating cost of approximately $710 to $740 per ounce and for the second half of 2013 approximately 28,000 to 30,000 ounces of gold at a cash operating cost of approximately $720 to $750 per ounce.

Masbate Mine, Philippines

B2Gold and CGA have recently announced the successful completion of the scheme of arrangement (“Merger”) by which B2Gold has acquired all of the issued ordinary shares of CGA and as such CGA is now a wholly-owned subsidiary of B2Gold (see news release dated January 31, 2013). The merger has received strong endorsement from both B2Gold and CGA shareholders. Management believes the acquisition is accretive to the B2Gold shareholders.

The primary asset acquired was the Masbate gold mine (the “Masbate Mine”) located in the Philippines. The Masbate Mine, based on CGA’s guidance, is projected to produce approximately 200,000 ounces of gold annually over the current mine life of 15 years with the potential to extend beyond current projections given the significant large reserves and exploration upside. B2Gold is well positioned to operate and progress further development at the Masbate Mine given its strong funding capacity and a management team with significant exploration, mine development and operating experience.

B2Gold plans to release its own guidance on the Masbate Mine near mid-year of 2013 once it has had additional time to review the mine plan and costs, and the reserve estimate.

Development Projects

Otjikoto Property, Namibia

(B2Gold 90% / EVI Gold 8%)

The Company recently announced robust results from the Feasibility Study and the commencement of construction at the Otjikoto gold project in Namibia, located 300 kilometres north of Namibia's capital city of Windhoek (see news release dated January 10, 2013).

Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto gold project is scheduled. The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t gold containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period.

The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average operating cash cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce.

The Otjikoto gold project has excellent exploration potential. Recent exploration drilling has discovered a new high grade zone called Wolfshag near the current planned Otjikoto open pit (see news release dated December 11, 2012). An $8 million exploration drilling program is underway carrying out step out and infill drilling on the Wolfshag zone and initial drilling of parallel targets.

These positive drill results to date from the Wolfshag zone indicate the potential to outline additional resources that could lead to the expansion of production at the Otjikoto gold project.

Gramalote Property, Colombia

(B2Gold 49% / AngloGold Ashanti Limited (“AngloGold”) 51%)

The Company and joint venture partner AngloGold are in the process of completing a prefeasibility study on the Gramalote property, located 80 kilometres northeast of Medellin in Central Colombia. Additional test work and engineering associated with identified potential opportunities are being carried out. A supplemental budget of $26.1 million (100%) was approved covering the period from December 2012 through February 2013 and included trade-off studies to conform the optimum size of the project, additional land acquisitions, exploration and development drilling and community and social programs. Each partner has funded its share of expenditures pro-rata.

Based on positive exploration results, exploration and development drilling will continue through July 2013 to better define the mineral resource and assure that the optimum plant size is determined. Work programs and engineering associated with the completion of the Environmental Impact Assessment (“EIA”) will also be completed during this period so that the EIA can be submitted to government authorities in May 2013. As a result of this additional work, the final prefeasibility results will be complete in the third quarter of 2013. This will allow sufficient time for the inclusion of new information, an updated mineral resource estimate and potential modifications to the prefeasibility study. The final feasibility study is scheduled to be completed by the fourth quarter of 2014. The Company is currently in discussions with AngloGold to agree on work programs and budget from March 2013 through August 2013, when a decision will be made on advancing the project to final feasibility.

The Company believes the Gramalote project has the potential to become a large scale open pit gold mine (subject to completion of a Feasibility Study, permitting and financing).

Outlook

As outlined above 2012 was a successful and transformative year for B2Gold. The Company set another record for annual gold production from La Libertad and Limon mines in Nicaragua. The Company’s strong operating and financial performance at the mines, robust gold prices and minimal debt, combined to leave B2Gold in a strong cash position at year end.

Looking forward B2Gold’s objective is to continue its strong operating performance and financial results, optimize production at the Limon, La Libertad and Masbate mines and advance its development and exploration projects. In addition, the Company will continue its demonstrated commitment to mining responsibly, focusing on safety, environmental protection and social programs at the projects and in the communities in which the Company works.

The merger with CGA Mining, completed January 31, 2013, immediately adds up to 200,000 ounces of gold production annually, based on their interest in the Masbate Mine in the Philippines*. B2Gold is now projecting approximately 385,000 ounces of gold production in 2013 from the three mines. With the mining of higher grade ore at La Libertad Mine from the Santa Maria and Jabali pits, and the successful development of the Otjikoto mine in Namibia, currently in construction and scheduled to commence production in the fourth quarter of 2014, the Company is projecting annual production in 2015 of approximately 550,000 ounces of gold.

Based on current assumptions and the potential development of the Gramalote Project (51% AngloGold Ashanti as manager / 49% B2Gold) the Company’s gold production has the potential to reach over 700,000 ounces annually in 2017.

Growth Strategy

Since 2009 B2Gold has completed three acquisitions for assets in Nicaragua, Namibia and the Philippines. Management believes each of these acquisitions was accretive to its shareholders and has excellent expansion and exploration potential. B2Gold benefits from a proven experienced exploration team that has been very successful in discovering gold deposits and adding significant new reserves at existing mines.

Over the last two years B2Gold shares have been one of the best performers in the gold sector. Management believes this is due to the Company’s consistent strong operating and financial performance and dramatic growth to date, and in the near term, from existing projects. While all gold producers are leveraged to the gold price, B2Gold’s strategy is to remain strongly leveraged to accretive production growth as well.

Unfortunately, the gold sector as a whole has struggled in the markets, despite high gold prices, due to many examples of poor operating performance and lack of credible returns on investments in gold projects.

Management believes that there will be significant acquisition opportunities in this environment for companies with proven technical teams and strong financial performance. While the Company’s near term focus is on optimizing production at the mines and developing its existing projects, the Company will continue to review acquisition opportunities. Our discipline toward acquisitions will continue to be focusing on projects that are accretive to our shareholders based on the existing asset. The Company will not pursue acquisitions that require the hope of exploration success or higher gold prices to be justified or accretive.

In an uncertain time for worldwide financial markets, the Company’s priorities are: to continue its strong operating and financial performance, maintain a solid cash position, and focus on developing its growth projects, funding them largely from cash from operations and keeping debt at manageable levels.

We are looking forward to another profitable and successful year in 2013.

* Based on CGA’s public disclosure.

Conference Call Details

B2Gold will host a conference call and webcast to discuss fourth quarter results on Thursday, March 28, 2013 at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free 877-440-9795 prior to the scheduled start time. A playback version of the call will be available for one week after the call by dialing 905-694-9451 or toll free 800-408-3053 (pass code: 2560484). The webcast of the call can be accessed from B2Gold’s web site at www.b2gold.com.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

REVIEW OF FINANCIAL RESULTS

Selected Annual & Quarterly Financial and Operating Results:

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2012	2011	2012	2011	2010

Gold revenue ($ in thousands)	70,783	66,894	259,051	225,352	127,521

Gold sold (ounces)	41,627	39,557	155,008	144,013	101,105

Average realized gold price ($/ounce)	1,700	1,691	1,671	1,565	1,261

Gold produced (ounces)	44,324	38,808	157,885	144,604	108,688

Cash operating costs ($/ounce gold)	604	542	587	527	591

Total cash costs ($/ounce gold)	657	632	640	612	657

Adjusted net income (1)(2) ($ in thousands)	17,642	23,339	79,598	80,521	16,068

Adjusted earnings (loss) per share – basic ($)	0.05	0.07	0.21	0.24	0.05

Adjusted earnings (loss) per share – diluted ($)	0.04	0.07	0.20	0.23	0.05

Net income (loss) ($ in thousands) (2)	10,948	20,837	51,907	56,300	20,031

Earnings (loss) per share – basic ($/share)	0.03	0.06	0.13	0.17	0.07

Earnings (loss) per share – diluted ($/share)	0.03	0.06	0.13	0.16	0.06

Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	31,124	35,361	114,399	108,930	36,823

Total assets ($ in thousands)	676,465	563,041	676,465	563,041	334,654

Long-term financial liabilities ($ in thousands)	-	-	-	-	-

(1)

Adjusted net income is a non-GAAP measure which excludes foreign exchange gains (losses), CGA acquisition costs, the write-off of mining interests and non- cash items consisting of deferred income tax expense and share-based payments expense. In addition, the 2010 comparatives exclude non-cash derivative losses on Canadian dollar denominated common share purchase warrants issued as part of the March 2009 Central Sun acquisition which are considered derivative instruments under IFRS, and the gain on sale of the Company’s interest in the Kupol East and West licenses.

(2)	Attributable to the shareholders of the Company.

LIBERTAD MINE – NICARAGUA

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2012	2011	2012	2011

Gold revenue ($ in thousands)	50,549	47,055	179,558	154,758

Gold sold (ounces)	29,727	27,786	107,398	98,797

Average realized gold price ($/ounce)	1,700	1,693	1,672	1,566

Tonnes of ore milled	512,603	500,726	2,041,415	1,992,264

Grade (grams/tonne)	1.94	1.77	1.80	1.72

Recovery (%)	94.1	92.0	92.5	91.0

Gold production (ounces)	30,113	26,158	108,935	99,567

Cash operating costs ($/ounce gold)	589	479	529	460

Total cash costs ($/ounce gold) (3)	626	567	564	541

Cash flows from Libertad Mine operations (4)	34,577	31,487	120,569	101,911

Capital expenditures ($ in thousands)	6,696	5,065	29,586	28,098

Capital expenditures ($ in thousands) – Jabali development	4,146	3,358	12,693	7,834

Exploration ($ in thousands) – including Jabali exploration	1,219	3,210	6,712	10,747

(3)

In the second quarter of 2012, the Company began recording its ad-valorem taxes as tax credits. Ad-valorem taxes paid in the first quarter of 2012 of $1.3 million were reclassified from royalty and production tax expense on the consolidated statement of operations to income tax credits (reducing estimated current taxes payable on the consolidated balance sheet).

(4)	Cash flows from Libertad Mine operations is a non-GAAP measure calculated based on gold revenue less total cash operating costs.

LIMON MINE – NICARAGUA

	Three months ended		Years ended
	December 31		December 31
	(unaudited)		(unaudited)
	2012	2011	2012	2011

Gold revenue ($ in thousands)	20,234	19,839	79,493	70,594

Gold sold (ounces)	11,900	11,771	47,610	45,216

Average realized gold price ($/ ounce)	1,700	1,685	1,670	1,561

Tonnes of ore milled	107,034	100,888	397,438	380,777

Grade (grams/ tonne)	4.53	4.32	4.22	4.10

Recovery (%)	91.4	91.0	91.1	90.0

Gold production (ounces)	14,211	12,650	48,950	45,037

Cash operating costs ($/ ounce)	635	672	715	678

Total cash costs ($/ ounce)	723	765	811	769

Cash flows from Limon Mine operations (5)	11,335	10,774	40,475	35,984

Capital expenditures ($ in thousands)	4,570	4,865	21,461	20,784

Exploration ($ in thousands)	1,161	696	4,645	3,299

(5)	Cash flows from Limon Mine operations is a non-GAAP measure calculated based on gold revenue less total cash operating costs.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except shares and per share amounts)

	For the three	For the three	For the twelve	For the twelve
	months	months	months	months
	ended	ended	ended	ended
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011

Gold revenue	$70,783	$66,894	$259,051	$225,352

Cost of sales

Production costs	(22,506)	(21,151)	(89,504)	(75,229)
Depreciation and depletion	(10,751)	(7,926)	(33,060)	(26,175)
Royalties and production taxes	(2,366)	(3,483)	(8,503)	(12,229)
Other	(962)	-	(962)	(692)

Total cost of sales	(36,585)	(32,560)	(132,029)	(114,325)

Gross profit	34,198	34,334	127,022	111,027

General and administrative	(4,518)	(4,019)	(17,610)	(16,635)
Share-based payments	(2,881)	(945)	(16,635)	(6,190)
Accretion of mine restoration provisions	(442)	(381)	(1,776)	(1,267)
CGA acquisition costs	(1,059)	-	(1,556)	-
Write-off of mineral property options	(1,512)	-	(1,512)	-
Foreign exchange losses	(627)	751	(479)	(114)
Other	(527)	(1,343)	(3,317)	(1,127)

Operating income	22,632	28,397	84,137	85,694

Community relations	(3,610)	(2,283)	(6,839)	(4,042)
Interest and financing costs	(63)	(68)	(193)	(611)
Other	(270)	119	165	(532)

Income before withholding and other taxes	18,689	26,165	77,270	80,509

Current income tax, withholding and other taxes	(7,126)	(3,020)	(17,853)	(6,292)
Deferred income tax expense	(615)	(2,308)	(7,510)	(17,917)

Net income for the period	$10,948	$20,837	$51,907	$56,300

Earnings per share
Basic	$0.03	$0.06	$0.13	$0.17
Diluted	$0.03	$0.06	$0.13	$0.16

Weighted average number of common shares outstanding (in thousands)
Basic	389,724	345,050	384,733	338,541
Diluted	397,421	351,937	391,940	344,812

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	For the three	For the three	For the twelve	For the twelve
	months	months	months	months
	ended	ended	ended	ended
	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011

Operating activities

Net income for the period	$10,948	$20,837	$51,907	$56,300
Mine restoration provisions settled	(256)	(253)	(3,486)	(1,049)
Non-cash charges (credits)
Depreciation and depletion	10,751	7,926	33,060	26,175
Share based payments	2,881	945	16,635	6,190
Deferred income tax expense	615	2,308	7,510	17,917
Loss on disposal of equipment	2,900	-	2,900	-
Increase in employee benefits obligation	641	398	1,500	1,241
Accretion of mine restoration provisions	442	381	1,776	1,267
Write-off of mineral property options	1,512	-	1,512	-
Other	690	2,819	1,085	889

Cash provided by operating activities before changes in non-cash working capital	31,124	35,361	114,399	108,930

Changes in non-cash working capital	2,994	(1,335)	(9,322)	(6,583)

Cash provided by operating activities after changes in non-cash working capital	34,118	34,026	105,077	102,347

Financing activities
Common shares issued for cash	1,226	701	8,617	7,943
Interest & commitment fees	(63)	(66)	(192)	(301)
Repayment of related party loans	-	-	(10)	(21)

Cash provided by financing activities	1,163	635	8,415	7,621

Investing activities
Libertad Mine, development & sustaining capital	(6,696)	(5,065)	(29,586)	(28,098)
Libertad Mine, Jabali development	(4,146)	(3,358)	(12,693)	(7,834)
Limon Mine, development & sustaining capital	(4,570)	(4,865)	(21,461)	(20,784)
Purchase of long-term investment	-	-	(5,068)	-
Libertad, exploration	(1,219)	(3,210)	(6,712)	(10,747)
Limon, exploration	(1,161)	(696)	(4,645)	(3,299)
Gramalote, exploration and development	(11,985)	(4,610)	(30,872)	(14,890)
Otjikoto, exploration and development	(5,450)	-	(20,424)	-
Calibre, exploration	(1,698)	(461)	(5,376)	(1,340)
Mocoa, exploration	(748)	(223)	(3,607)	(426)
Cebollati, exploration	(1,475)	(532)	(3,091)	(4,185)
Trebol & Pavon, exploration	(406)	(951)	(2,552)	(2,865)
Auryx Gold Arrangement, net cash acquired	-	17,821	-	17,821
Other	(935)	209	(1,748)	(1,041)

Cash used by financing activities	(40,489)	(5,941)	(147,835)	(77,688)

Increase (decrease) in cash and cash equivalents	(5,208)	28,720	(34,343)	32,280

Cash and cash equivalents, beginning of period	73,157	73,572	102,292	70,012

Cash and cash equivalents, end of period	$67,949	$102,292	$67,949	$102,292

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2012	2011

Assets
Current
Cash and cash equivalents	$67,949	$102,292
Accounts receivable and prepaids	7,695	6,372
Value-added and other tax receivables	18,737	14,149
Inventories	41,608	26,695
	135,989	149,508
Mining interests	534,724	412,537
Investment (carried at quoted market value)	3,661	-
Other assets	2,091	996
	$676,465	$563,041

Liabilities
Current
Accounts payable and accrued liabilities	$24,366	$22,249
Current taxes payable	13,797	6,254
Current portion of employee benefits obligation	1,501	442
Current portion of mine restoration provisions	4,217	1,376
	43,881	30,321
Mine restoration provisions	27,659	26,731
Deferred income taxes	34,148	26,638
Employee benefits obligation	4,458	4,017
	110,146	87,707
Equity
Shareholders’ equity
Share capital
Issued: 393,307,942 common shares (Dec 31, 2011 – 382,494,656)	468,550	435,048

Contributed surplus	35,383	22,712
Accumulated other comprehensive income	(6,793)	-
Retained earnings	62,807	13,631
	559,947	471,391
Non-controlling interests	6,372	3,943
	566,319	475,334
	$676,465	$563,041

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

		2012

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	loss	interests	equity

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334

January 1, 2012 to December 31, 2012:
Net income for the year	-	-	51,907	-	-	51,907
Cumulative translation adjustment	-	-	-	(5,386)	(302)	(5,688)
Funding of non-controlling interests	-	-	(2,731)		2,731	-
Unrealized loss on investment	-	-	-	(1,407)	-	(1,407)
Shares issued for cash:
Exercise of stock options	5,150	-	-	-	-	5,150
Exercise of warrants	3,458	-	-	-	-	3,458
Incentive Plan	9	-	-	-	-	9
Shares issued for Trebol & Pavon	16,814	-	-	-	-	16,814
Shares issued on vesting of RSU	2,902	(2,902)	-	-	-	-
Share based payments - expensed	-	16,635	-	-	-	16,635
Share based payments – capitalized to mining interests	-	4,107	-	-	-	4,107
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	5,169	(5,169)	-	-	-	-

Balance at December 31, 2012	$468,550	$35,383	$62,807	$(6,793)	$6,372	$566,319

		2011

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	loss	interests	equity

Balance at December 31, 2010	$312,829	$19,971	$(42,669)	$-	$-	$290,131

January 1, 2011 to December 31, 2011:
Net income for the year	-	-	56,300	-	-	56,300
Shares issued for Auryx Gold	107,435	-	-	-	-	107,435
Shares issued for cash:
Exercise of stock options	5,908	-	-	-	-	5,908
Exercise of warrants	2,014	-	-	-	-	2,014
Incentive Plan	21	-	-	-	-	21
Shares issued for finders fee	150	-	-	-	-	150
Share based payments - expensed	-	6,190	-	-	-	6,190
Share based payments – capitalized to mining interests	-	481	-	-	-	481
Stock options & warrants issued on Auryx Gold acquisition	-	4,943	-	-	-	4,943
Non-controlling interest acquired on Auryx Gold acquisition	-	-	-	-	3,943	3,943
Income tax on expired warrants	-	(2,182)	-	-	-	(2,182)
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	6,691	(6,691)	-	-	-	-

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334